SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 24, 2003

Commission File Number 333-98233

Paramount Energy Trust

(Translation of registrant’s name into English)

500, 630 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

The following documentation is being submitted herewith:

(a)	Press Release dated April 10, 2003;

(b)	Material Change Report dated April 17, 2003;

(c)	Press Release dated April 21, 2003; and

(d)	Letter to Securities Commissions and the Toronto Stock Exchange from Computershare Trust Company of Canada dated April 22, 2003 regarding Meeting of Unitholders.

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST by its Administrator PARAMOUNT ENERGY OPERATING CORP.

Date: April 24, 2003	By:	/s/ Susan L. Riddell Rose Name: Susan L. Riddell Rose Title: President and Chief Operating Officer

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES ASSET ACQUISITION

April 10, 2003. Paramount Energy Trust (“PET”) (TSX — PMT.UN) is pleased to announce that it has closed a strategic natural gas asset acquisition in northeast Alberta. PET is also providing updated guidance with respect to its 2003 estimated results in light of recent natural gas price increases, hedging for April 2003, the above-mentioned acquisition and the positive results of our 2003 winter drilling program.

PET recently closed the acquisition of 100 percent of the working interest in the Ells natural gas property in northeast Alberta for approximately $20 million. This asset is located immediately east of PET’s Legend property and recently commenced initial production at approximately 4.0 MMcf/d from the Wabiskaw and McMurray formations. It is anticipated that production will increase to 8.5 MMcf/d in May as additional wells are brought onstream. The transaction also includes the purchase of a dedicated plant, compressor station and gathering system. McDaniel and Associates Consultants Ltd. have assigned proved reserves of 6.7 Bcf and probable reserves of 0.8 Bcf to the property. Given the early stage of the property’s development, reserves were assigned on the basis of volumetrics with limited areal assignments. Based on PET’s extensive experience with the production performance of analog Wabiskaw and McMurray pools in the region, as well as geological and geophysical mapping at Ells, PET believes that these reserves will prove to be understated, with potential for incremental reserves in excess of an additional 15 Bcf.

PET also announces that it has fixed the price on 35,000 GJ/d of its natural gas production for the month of April 2003 at a price of $10.20 per GJ. The Trust intends to enter into additional price stabilization arrangements for 30-50 percent of its production on an ongoing basis as favourable market conditions present themselves.

PET successfully completed its winter drilling and 2003 capital expenditure program (excluding acquisitions) during the first quarter, drilling 17 wells which resulted in 16 natural gas wells and one water disposal well. Production additions from this program, the Ells acquisition and the effects of recent increases in natural gas prices have resulted in revisions to PET’s estimated results for the 2003 fiscal year as follows:

Production Volumes
Natural Gas Sales	88 MMcf/d

Financial and Operations
Natural Gas Price	$6.70/Mcf
Operating Costs	$0.85/Mcf
General & Administrative Costs	$0.15/Mcf
Cash Flow	$3.32/Unit
Capital Expenditures (excluding acquisitions)	$9 MM

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”.

For further information with respect to PET please visit our website at www.paramountenergy.com or contact:

Paramount Energy Operating Corp.

Susan L. Riddell Rose
President and Chief Operating Officer

Or

Cameron R. Sebastian
Vice-President, Finance and CFO

Or

Gary C. Jackson
Vice-President, Land, Legal and Acquisitions

Telephone: (403) 269-4400,
Facsimile: (403) 269-6336
E-mail: info@paramountenergy.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FORM 27

MATERIAL CHANGE REPORT

ITEM 1   Reporting Issuer:

Paramount Energy Trust
500, 630 – 4th Avenue SW
Calgary, Alberta T2P 0J9

ITEM 2   Date of Material Change:

April 10, 2003

ITEM 3   News Release:

A news release was issued on April 10, 2003.

ITEM 4   Summary of Material Change:

On April 10, 2003, Paramount Energy Trust (“PET”) (TSX — PMT.UN) announced it closed the acquisition of a 100 percent working interest in the Ells natural gas property in northeast Alberta for approximately $20 million. This asset is located immediately east of PET’s Legend property and recently commenced initial production at approximately 4.0 MMcf/d from the Wabiskaw and McMurray formations. The transaction also includes the purchase of a dedicated plant, compressor station and gathering system.

PET also announced that due to the successful completion of its winter drilling and 2003 capital expenditure program (excluding acquisitions) during the first quarter, production additions from this program, the Ells acquisition and the effects of recent increases in natural gas prices (PET fixed the price on 35,000 GJ/d of its natural gas production for the month of April 2003 at a price of $10.20 per GJ), PET has favourably revised its estimated results for the 2003 fiscal year.

ITEM 5   Full Description of Material Change:

PET closed a strategic natural gas asset acquisition in northeast Alberta, being the acquisition of 100 percent of the working interest in the Ells natural gas property for approximately $20 million. This asset is located immediately east of PET’s Legend property and recently commenced initial production at approximately 4.0 MMcf/d from the Wabiskaw and McMurray formations. It is anticipated that production will increase to 8.5 MMcf/d in May as additional wells are brought onstream. The transaction also includes the purchase of a dedicated plant, compressor station and gathering system. McDaniel and Associates Consultants Ltd. have assigned proved reserves of 6.7 Bcf and probable reserves of 0.8 Bcf to the property. Given the early stage of the property’s development, reserves were assigned on the basis of volumetrics with limited areal assignments. Based on PET’s extensive experience with the production performance of analog Wabiskaw and McMurray pools in the region, as well as geological and geophysical mapping at Ells, PET believes that these reserves will prove to be understated, with potential for incremental reserves in excess of an additional 15 Bcf.

PET has fixed the price on 35,000 GJ/d of its natural gas production for the month of April 2003 at a price of $10.20 per GJ. PET intends to enter into additional price stabilization arrangements for 30-50 percent of its production on an ongoing basis as favourable market conditions present themselves.

PET successfully completed its winter drilling and 2003 capital expenditure program (excluding acquisitions) during the first quarter, drilling 17 wells which resulted in 16 natural gas wells and one water disposal well. Production additions from this program, the Ells acquisition and the effects of recent increases in natural gas prices have resulted in revisions to PET’s estimated results for the 2003 fiscal year as follows:

Production Volumes
Natural Gas Sales	88 MMcf/d

Financial and Operations
Natural Gas Price	$6.70/Mcf
Operating Costs	$0.85/Mcf
General & Administrative Costs	$0.15/Mcf
Cash Flow	$3.32/Unit
Capital Expenditures (excluding acquisitions)	$9 MM

ITEM 6   Filing on a Confidential Basis:

Not applicable

ITEM 7   Omitted Information:

None

ITEM 8   Senior Officers:

Susan L. Riddell Rose, President and Chief Operating Officer, or
Gary C. Jackson, Land, Legal and Acquisitions, or
Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer
Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9   Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 17th day of April, 2003.

PARAMOUNT ENERGY TRUST

Per: “Susan L. Riddell Rose” Susan L. Riddell Rose, President and Chief Operating Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES APRIL DISTRIBUTION AND SECOND QUARTER DISTRIBUTION FORECAST

April 21, 2003. Paramount Energy Trust (“PET”) (TSX — PMT.UN) is pleased to announce that its distribution on May 15, 2003 in respect of production for the month of April 2003, for unitholders of record on April 30, 2003, will be $0.277 per trust unit. The ex-distribution date is April 28, 2003. This distribution amount maintains the monthly level established by PET’s initial distribution in respect of production for the first quarter, paid April 15, 2003, and brings cumulative distributions paid to-date to $1.107 per trust unit.

Furthermore, PET is forecasting monthly cash distributions to be maintained at $0.277 per trust unit in respect of production for the remainder of the second quarter of 2003. These are based upon the Trust’s current hedges and the forward market for natural gas prices, however these forecast distributions are subject to change as dictated by actual conditions. Forecast distributions in respect of May production, to be paid on June 15, 2003 will be confirmed prior to May 22, 2003, and distributions for June to be paid July 15, 2003 plus any top up in respect of second quarter production will be announced prior to June 20, 2003 in the event that additional cash flow is available for distribution.

This news release contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust. PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust
Susan L. Riddell Rose
President and Chief Operating Officer
or
Cameron R. Sebastian
Vice President, Finance and CFO
or
Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Telephone: Fax:	(403) 269-4400 (403) 269-6336	Email: info@paramountenergy.com

530 – 8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 22, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange (TSX)	Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Securities Registry, Gov. of the Northwest Territories
Registrar of Securities, Gov. of the Yukon Territory

Dear Sirs:

Subject:	Paramount Energy Trust

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Trust:

1.	Meeting Type	: Annual General
2.	Security Description of Voting Issue	: Trust Units
3.	CUSIP Number	: 699 219 101
4.	Record Date	: May 15, 2003
5.	Meeting Date	: June 18, 2003
6.	Meeting Location	: Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Brent Jopko
Assistant Corporate Trust Officer
Direct Dial No. (403) 267-6558

cc:	Paramount Energy Trust Attention: Susan L. Riddell Rose